GNU SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GNU Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem **212-897-1686**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Kathy Efrem, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GNU Securities, LLC for year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kathy Efrem
Signature

Finop
Title

2/28/2019
Notary Public

ILONA A. SAYAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6112412
Qualified in Nassau County
My Commission Expires August 15, 2020

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[x]   Statement of Operations.

[x]   Statement of Changes in Members' Equity.

[x]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Oath or Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[x]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[x]   Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GNU Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GNU Securities LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as GNU Securities LLC's auditor since 2017.

New York, NY

March 1, 2019

GNU SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$	18,241
Accounts receivable		15,958
Prepaid expenses		6,285
Total assets		40,484

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and other liabilities	1,010
Due to affiliate	600
Total Liabilities	1,610
Members' Equity	38,874
Total liabilities and members' equity	$ 40,484

The accompanying notes are an integral part of these financial statements.

GNU SECURITIES LLC
STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:

Advisory fees	$	57,500
Reimbursed expenses		2,580
Total revenues		60,080

Expenses:

Administrative fees	1,200
Regulatory expenses	3,076
Reimbursed expenses	2,580
Other expenses	1,179
Total expenses	8,035

Net income	$	52,045

The accompanying notes are an integral part of these financial statements.

GNU SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance - beginning of year	$	8,429
Capital contributions		900
Capital withdrawals		(22,500)
Net income		52,045
Balance - end of year	$	38,874

The accompanying notes are an integral part of these financial statements.

GNU SECURITIES LLC
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities		
Net income	$	52,045
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Non-cash expenses		900
Changes in assets and liabilities		
Account receivable		(15,958)
Prepaid expenses		(5,940)
Accounts payable and other liabilities		1,010
Due to affiliate		300
Net cash provided by operating activities		32,357
Cash flows from financing activities		
Capital withdrawals		(22,500)
Net increase in cash		9,857
Cash - beginning of year		8,384
Cash - end of year	$	18,241

Non-cash financing activities:

Non-cash capital contributions from conversion of debts	$	900

The accompanying notes are an integral part of these financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

GNU Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services including financial advisory services, mergers and acquisition services and to engage in private placement of securities and similar services.

Subject to FINRA approval, the 20% member will acquire the remaining 80% of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company, treated as a partnership for income tax purposes; it therefore does not incur federal or state income taxes at the Company level. Instead its earnings and losses are passed through to the members and included in the calculation of the members' tax liability. The Company is subject to New York City Unincorporated Business Tax.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to members' equity as of January 1, 2018.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

Contract assets and liabilities

The Company had an outstanding receivable, from one customer, relating to earned retainer fee in the amount of $15,958 as of December 31, 2018.

NOTE 3.   RELATED PARTY TRANSACTIONS

In accordance with services agreements, the Company's affiliates pay for various specified expenses for which the Company compensate the affiliates in the form of a management fee and for various other expenses, such as sundry professional services, for which the Company does not reimburse the affiliates.

During the period covered in this report, the Company incurred $1,200 on its books for the management fee to one affiliate. Another affiliate agreed to pay other expenses on behalf of the Company without seeking reimbursement. Management estimates that such expenses amount to $200,000.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 the Company's net capital was $16,631 which was $11,631 in excess of its minimum requirement of $5,000.

NOTE 5.   COMPLIANCE WITH RULE 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

SCHEDULE I
GNU SECURITIES LLC

COMPUTATION FOR DETERMINATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT

AS OF DECEMBER 31, 2018

Members' equity	$	38,874
Deductions and/or charges		
Accounts receivable		15,958
Prepaid expenses		6,285
Total deductions and/or charges		22,243
Net Capital		16,631
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Excess net capital	$	11,631
Aggregate indebtedness:	$	1,610
Ratio of Aggregate Indebtedness to Net Capital		.10:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018

See report of independent registered public accounting firm.

SCHEDULE II
GNU SECURITIES LLC

INFORMATION REGARDING APPLICABILITY OF RULE 15C3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout the year ended December 31,2018.

See report of independent registered public accounting firm.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
GNU Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) GNU Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
March 1, 2019

GNU SECURITIES LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

GNU Securities LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the year ended December 31, 2018 without exception and thus may file an Exemption Report.

_____
Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)